Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited
諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

INSIDE INFORMATION

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2024

This announcement is issued pursuant to Rule 13.09 of the Hong Kong Listing Rules and the Inside Information Provision under Part XIVA of the SFO.

The Company is pleased to announce the audited consolidated annual results of the Company for the year ended December 31, 2024, together with the comparative figures for the corresponding period in 2023. These annual results have been prepared under the U.S. GAAP, which are different from the IFRS, and reviewed by the Audit Committee.

In this announcement, “Noah,” “we,” “us” and “our” refer to the Company and where the context otherwise requires, the Group. Certain amounts and percentage figures included in this announcement have been subject to rounding adjustments, or have been rounded to one or two decimal places. Any discrepancies in any table, chart or elsewhere between totals and sums of amounts listed therein are due to rounding.

BUSINESS HIGHLIGHTS

As we reflect on 2024, it is clear that this was one of the most challenging years in our history. A sluggish macroeconomic environment, increasingly stringent regulatory requirements, and shifting client preferences created significant headwinds for our business. Our revenue declined by 21% year-over-year, largely due to a slowdown in insurance product distribution, while profits were impacted by a decrease in government subsidies and an increase in income tax expenses associated with our dividend payout. Despite these challenges impacting our short-term performance, our business remains profitable and continues to generate healthy cash flow. This resilience provided us with opportunities to further refine our operations, strengthen our compliance framework, and reposition our business for sustainable, long-term growth during a period of subdued market sentiment. In times of turbulence, we believe we also have a unique opportunity to distinguish ourselves — by embracing change, adapting swiftly, and continuing to deliver value to our clients.

Since the founding of our Group, we have defined ourselves with a clear focus on our core values – prioritizing client needs and ensuring the long-term sustainability of our business. Staying true to these principles, 2024 marked a year of significant transformation. We adapted our domestic operations to ensure full compliance with evolving stringent regulatory requirements, while building a global infrastructure to serve Chinese HNWIs worldwide. These efforts require upfront investments in time and resources. However, leveraging our expertise in alternative investments and our extensive network of Chinese HNWIs, we are confident that these foundational changes have positioned us for sustainable growth in the years ahead.

Over the past two decades, the Chinese wealth management industry has evolved through multiple market cycles. Throughout this journey, we have consistently strengthened client trust through our strategic foresight, adaptability, commitment to compliance, and focus on asset quality.

As China’s economy moderated over the past two years, an increasing number of clients began preparing to relocate overseas, though many lacked the experience in global markets to facilitate a seamless relocation. Our expanding global product portfolio and transition towards a solutions-driven model in 2022 provided a significant competitive advantage in addressing these evolving needs. As we built out the necessary infrastructure to support clients internationally, the opportunity to engage with a much broader global client base presented itself.

Recognizing the growing and often underserved demand from both new and established Chinese immigrants in overseas markets, we capitalized on this opportunity in 2024. Unlike local financial institutions that face challenges in meaningfully interacting with these clients, we share their cultural values and have a deep understanding of their specific needs, enabling us to engage on a deeper and more effective level. We estimate there are over half a million Chinese HNWI in these markets, while our current overseas client base represents just 0.3% of this vast, untapped, and underpenetrated opportunity.

Having dutifully served clients onshore for decades, we have earned their long-term trust and developed an in-depth understanding of their needs. We are now leveraging to engage with the large communities of Chinese already residing overseas. We recognize that expanding our presence globally will be a long journey, requiring sustained strategic investments and flexibility to navigate diverse local regulatory environments. With an entrepreneurial mindset, we are committed to this effort and encouraged by the significant progress we have made over the past year.

FINANCIAL HIGHLIGHTS

During the Reporting Period, our financial performance faced major challenges from both domestic and overseas macroeconomic environment as well as our ongoing internal structure transformation. Our net revenue for the year ended December 31, 2024 was RMB2,601.0 million, representing a 21.1% decrease compared to 2023, mainly due to a decline in distribution of insurance products globally. Our net income attributable to the Shareholders decreased by 52.9% from RMB1,009.5 million for the year ended December 31, 2023 to RMB475.4 million for the year ended December 31, 2024. Similarly, our Non-GAAP net income attributable to the Shareholders fell by 46.0% from RMB1,018.8 million during 2023 to RMB550.2 million for the Reporting Period, mainly due to a decrease in income from operations and a loss from equity in affiliates recorded in 2024.

Despite the challenges, we remain committed to investing in the overseas market by expanding our overseas relationship managers team and actively increasing our influence and wallet share among our Mandarin-speaking clients abroad. The transaction value of overseas products we distributed increased by 30.7% from RMB23.8 billion for the year ended December 31, 2023 to RMB31.1 billion for the Reporting Period. Additionally, our AUM for overseas products grew by 18.3% from RMB36.0 billion as of December 31, 2023 to RMB42.6 billion as of December 31, 2024.

Non-GAAP Financial Measures

	For the Year Ended December 31,
	2023	2024	Change

	(RMB in thousands)		(%)
Total revenues	3,317,821	2,621,334	(21.0)%
Net revenues	3,294,696	2,600,982	(21.1)%
Income from operations	1,097,915	633,889	(42.3)%
Income before taxes and income from equity in affiliates	1,209,247	867,605	(28.3)%
Net income	1,001,015	487,004	(51.3)%
Net income attributable to the Shareholders	1,009,494	475,445	(52.9)%

Non-GAAP Financial Measures:
Net income attributable to the Shareholders	1,009,494	475,445	(52.9)%
Add: share-based compensation	11,530	109,030	845.6%
Add: non-cash settlement expenses reversal	–	(12,454)	N/A
Less: Tax effect of adjustments	2,220	21,836	883.6%
Adjusted net income attributable to the Shareholders (non-GAAP)	1,018,804	550,185	(46.0)%

Adjusted net income attributable to the Shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation expenses, non-cash settlement expenses reversal and net of relevant tax impact. A reconciliation of adjusted net income attributable to the Shareholders from net income attributable to the Shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensation and non-cash settlement. All tax expense impact of such adjustments would also be considered. The Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of U.S. GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the Reporting Period, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation, non-cash settlement expenses (reversal) and net of relevant tax impact. As such, the Company’s management believes that the presentation of the non-GAAP adjusted net income attributable to the Shareholders provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for all forms of share-based compensation and non-cash settlement expenses (reversal) (net of tax impact). To make its financial results comparable period by period, the Company utilizes non-GAAP adjusted net income to better understand its historical business operations. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

2024 marked a year of significant transformation for us, as we continued to adapt and refine our business and solutions both domestically and internationally to align with evolving client needs and regulatory developments.

Domestic Business Performance and Strategy

Domestically, 2024 largely continued the trends of the previous year, with an increasingly stringent regulatory environment. To align with these evolving requirements, we undertook significant compliance-driven restructuring, including the separation of our domestic sales teams into independent, licensed business units. Additionally, we streamlined our domestic footprint by consolidating operations into core cities, whereas enhancing online capabilities to support remote client engagement. While these initiatives resulted in increased upfront restructuring expenses during the year, they are expected to lower fixed costs and improve operational efficiency over the long term. Moreover, while this restructuring had a significant impact on our domestic business during the year, it has also laid a solid foundation for long-term growth and positioned us to capitalize on emerging opportunities. This was best exemplified by the Hong Kong and mainland China market rally at the end of September 2024, which drove increased demand for our global RMB-denominated public securities, Exchange Traded Funds (ETF), Qualified Domestic Institutional Investor (QDII), and Qualified Domestic Limited Partner (QDLP) products, which delivered solid returns for our clients and highlighted the resilience and potential of our domestic business.

Following several quarters of organizational restructuring, and in response to changes in the domestic regulatory environment as well as the expansion of our overseas business, we have formalized a business unit (BU)-driven structure across both our domestic and overseas operations. Since the fourth quarter of 2024, we have been reporting revenue and profit segmented by these newly established BUs, providing investors with a clearer view of each business line’s performance.

Our domestic business is now structured around three core segments:

Domestic public securities

Domestic public securities, operating under the Noah Upright brand, is the business that distributes mutual funds and private secondary products. In 2024, this segment concentrated on developing an “online-first, offline-supported” business model, with the goal of facilitating global asset allocation through RMB-denominated products. Following policy incentives introduced in September 2024, the A-share and Hong Kong markets showed strong performance, driving a more than 200% quarter-over-quarter increase in fundraising for our RMB private secondary products during the fourth quarter of 2024. Looking ahead, we believe sustained capital market activity and continued policy support will create new opportunities for client acquisition, enabling us to further expand our market share.

Domestic asset management

Domestic asset management, operating under the Gopher Asset Management brand, is the business that manages RMB-denominated private equity funds and private secondary products. The focus remains on managing primary market exits and cross-border ETF products in the secondary market. Due to the absence of new fundraising for RMB-denominated private equity funds in 2024, the gradual expiration of legacy products is expected to reduce the management fee base. In response, we are accelerating the expansion of our overseas investment product offerings and growing our secondary market asset management business. These efforts aim to offset – and ultimately exceed – products.

Domestic insurance

Domestic insurance, operating under the Glory brand, is the business that distributes insurance mainly of life and health insurance products. In 2024, revenue from this segment was impacted by adjustments to our sales team structure and a strategic shift in product focus. While the transition to a new model will require time to be reflected in our financial results, we believe this restructuring positions the business for long-term, stable growth. Looking ahead, we will prioritize the recruitment of commission-only brokers to drive the distribution of health and retirement insurance products, further strengthening this segment’s future potential.

Overseas Business Expansion and Vision

We executed a clear strategic vision to expand our global presence, beginning with the launch of three new focused brands – ARK Wealth Management, Olive Asset Management, and Glory Family Heritage. Together, these brands will support our overseas efforts to serve existing clients and reach new markets.

In 2024, we established booking centers in key financial hubs including Hong Kong, Singapore, and the United States (under preparation). These booking centers are licensed entities responsible for formally recording, confirming, and managing financial product transactions, ensuring regulatory compliance. Alongside this, we expanded into underserved regions such as Southeast Asia, Japan, and Canada. Our team of overseas relationship managers grew by 55% over the past year, reaching 138, and is driving this expansion through a targeted, step-by-step approach informed by thorough local market research. This focused strategy enables us to identify markets with significant underserved Chinese communities and tailor our offerings to meet their specific needs effectively.

We recognize that serving a broader, global client base requires a comprehensive range of global products denominated in both RMB and USD. Our core advantage lies in the extensive ecosystem we have developed with reputable product and investment partners worldwide, enabling us to offer a rapidly expanding selection of high-quality and exclusive alternative investment opportunities.

Leveraging this unique product matrix, we carefully blend services to craft comprehensive global solutions that address the specific needs of each target client segment. For our long-standing domestic clients who are preparing for overseas, our suite of unique overseas wealth management services provides an ideal entry point, where we start by offering USD cash management products and comprehensive services – such as overseas bank account opening, identity planning, and real estate acquisition – to facilitate a seamless transition for their families and businesses before gradually expanding the service scope to address their broader overseas wealth management needs.

We offer a diversified array of insurance and investment products for new Chinese immigrants overseas, who share similar cultural values and have strong demands for wealth preservation and growth, including private credit, infrastructure, private equity, venture capital, real estate funds, structured products, and hedge funds designed to support long-term wealth growth. Meanwhile, established Chinese immigrants overseas who have integrated into local societies are often already served by local financial institutions. However, we offer a unique value proposition through our shared cultural values, high-quality service, and relatively accessible thresholds. Combined with our exclusive alternative investment, especially primary products that are comparable to those of leading global private banks, we are uniquely positioned to engage with these clients effectively.

Following our recent organizational restructuring, we have introduced a new business segmentation under which our overseas operations are structured into three core segments:

Overseas wealth management

Overseas wealth management, operating under the ARK Wealth Management brand, is the business that provides offline and online wealth management services.

By the end of 2024, our overseas registered client base exceeded 17,000, representing an 18.3% year-over-year increase. The number of active clients surpassed 5,500, representing a 19.8% year-over-year increase. Our overseas assets under administration (AUA), including distributed products, reached US$8.7 billion, reflecting a 4.6% increase compared to the previous year. Looking ahead, we will continue to deepen our coverage in these key markets while expanding our client base through both existing relationships and new client acquisition.

Overseas asset management

Overseas asset management, operating under the Olive Asset Management brand, is the business that manages USD-denominated private equity funds and private secondary products. Over the past two years, we have significantly enhanced the competitiveness of our overseas primary market product shelf through the establishment of a dedicated U.S. product center. This allows us to offer private equity products that are on par with those provided by leading global private banks. On the secondary market side, we have expanded partnerships with top-tier global managers and diversified our offerings in structured products and hedge funds.

In 2024, we raised US$660 million in USD-denominated private equity and private credit funds, representing a 44.9% year-over-year increase. Fundraising for hedge funds and structured products reached US$240 million in 2024, representing a 22.1% year-over-year increase. As of the end of 2024, our actively managed overseas assets under management (AUM) reached US$5.84 billion, representing an increase of 18.3% compared to the previous year. Moving forward, we will continue to strengthen our global alternative investment capabilities to meet the evolving needs of our clients.

Overseas insurance and comprehensive services

Overseas insurance and comprehensive services, operating under the Glory Family Heritage brand, is the business that provides comprehensive overseas services such as insurance, trust services and other services.

In recent years, competition in the overseas insurance market – particularly in Hong Kong – has intensified, resulting in a decline in revenue from this segment in 2024. In response, we are actively exploring new business models and expanding our insurance offerings beyond Hong Kong to other international markets. We are also investing in the recruitment of licensed, commission-only brokers to enhance our client acquisition efforts. By 2025, Glory Family Heritage aims to establish a team of 150 self-employed, commission-based brokers to catalyze the next phase of client growth for this segment.

The progress we made over the past year is reflected in our strong financial performance, with overseas revenue now accounting for 47.8% of total revenue in 2024, while overseas transaction value reaching US$4.3 billion, representing a year-over-year increase of 30.7%. Notably, we raised US$663 million for overseas private equity, private credit, and other primary market funds, marking a significant 44.9% year-over-year increase. Overseas AUM grew to US$5.8 billion, an increase of 18.3% from the previous year, and AUA increased to US$8.7 billion, as we continue to enhance the competitiveness and appeal of our overseas investment offerings.

Wealth Management Business

During the Reporting Period, we generated total revenue of RMB1,808.4 million from our wealth management business, representing a 27.7% decrease from RMB2,500.6 million in the year ended December 31, 2023, mainly due to (i) a 41.6% decrease in total revenue generated from one-time commissions from RMB1,086.6 million for the year ended December 31, 2023 to RMB634.4 million for the year ended December 31, 2024, primarily due to reduced distribution of insurance products; (ii) an 11.1% decrease in total revenue generated from recurring service fees from RMB1,105.8 million for the year ended December 31, 2023 to RMB983.5 million for the year ended December 31, 2024, primarily due to less service fees from private secondary products and private equity products associated with declining AUM in mainland China; (iii) a 43.3% decrease in total revenue generated from performance-based income from RMB86.3 million for the year ended December 31, 2023 to RMB48.9 million for the year ended December 31, 2024, primarily due to less performance-based income generated from offshore private equity products; and (iv) a 36.2% decrease in total revenue generated from other service fees from RMB221.9 million for the year ended December 31, 2023 to RMB141.6 million for the year ended December 31, 2024, primarily due to a reduction in value-added services provided to our clients. In 2024, we achieved an aggregate transaction value of RMB63.9 billion for the different types of investment products that we distributed, representing a 13.8% decrease compared to the year ended December 31, 2023, mainly due to less mutual fund product distributions in mainland China.

Asset Management Business

During the Reporting Period, we generated total revenue of RMB768.4 million from our asset management business in 2024, remaining largely in line with the level recorded in 2023, mainly attributable to (i) a 7.2% decrease in recurring service fees in the year ended December 31, 2024 compared to 2023, primarily due to a decrease in recurring service fees generated from RMB private equity products; and (ii) a 102.4% increase in performance-based income in the year ended December 31, 2024 compared to 2023, resulting from an increase in income generated from offshore private equity products. Despite these challenges, through Gopher Asset Management, one of our Consolidated Affiliated Entities, and Olive, a wholly-owned subsidiary of the Company, our AUM remained largely stable at RMB151.5 billion as of December 31, 2024, with a slight decrease of 2.0% compared to RMB154.6 billion as of December 31, 2023, among which our overseas AUM reached RMB42.6 billion, representing an increase of 18.3% compared to the year ended December 31, 2023, primarily driven by our expanded coverage of top-tier global general partners and hedge fund managers, as well as new fundraising of our actively managed USD products.

As of December 31, 2024, we maintained a sound capital structure with total assets of RMB11.8 billion and no interest-bearing liabilities. Throughout the Reporting Period, we remained committed to full compliance with all relevant laws and regulations that had a material impact on our business, such as the SFO, the Insurance Ordinance (Chapter 41 of the Laws of Hong Kong), and the Trustee Ordinance (Chapter 29 of the Laws of Hong Kong), among others.

Business Outlook

Looking ahead to 2025, we believe that the adjustments we made to stabilize operations are already showing positive results. When combined with our expanding presence overseas, we are poised to gradually regain growth momentum in the near future. As we build upon the progress we have made, our strategic priorities for 2025 will not only focus on expanding our client base and diversifying our product matrix, but also ensuring full compliance with regulatory standards in all regions where we operate, committing to pursuing both the quality and quantity of our growth.

Expanding our client base both domestically and overseas will remain a critical focus. Having adopted a conservative approach to domestic client acquisition over the past few years, we believe our onshore business has reached an inflection point following the recent increase in market activity. This shift is creating opportunities to engage clients previously served by institutions that have since folded. At the same time, by leveraging our growing international presence and unique alternative investment product suite, we will also focus on acquiring clients preparing for overseas relocation, as well as new and established clients across our overseas markets.

To support our expanding client base, we will not only expand our offerings, but also focus on optimizing global investment and asset allocation solutions to provide clients with more competitive investment portfolios and asset allocation strategies. For the primary market, we will focus on strengthening our unique ecosystem of product and investment partners to expand our offerings, develop bespoke investment strategies, and secure exclusive investment opportunities. For the secondary market, we will leverage our global research and investment capabilities to focus on identifying leading strategies from global top-tier fund managers, enhancing our ability to deliver resilient asset allocation solutions.

As our client base and product offerings continue to grow, we recognize the importance of expanding our international infrastructure. We plan to grow our team of overseas relationship managers, particularly in our Hong Kong, Singapore, and United States (under preparation) booking centers, and utilize commission-only agents and referral networks for our insurance businesses to tap into new client bases and deepen our reach into markets. Building out a sales team is a costly process that takes time to ramp up but will create a long-term barrier to entry and a significant competitive advantage. To further strengthen our operational infrastructure, we will establish a new IT and operations center overseas and a booking center in the United States dedicated to premium products and services.

With strong global growth prospects, a robust balance sheet, healthy cash reserves, and a capital-light business model, we are well-positioned to deliver sustained returns to the Shareholders as we embark on this transformative journey together.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues

Historically, our revenues are derived from three business segments: wealth management, asset management and other services. Following a comprehensive evaluation of the nature of the Company’s evolving business operations and recent organizational adjustments, management have determined that a new segmentation approach will provide a clearer understanding of the financial performance and strategic progress of each business segment. As a result, starting from the fourth quarter of 2024, the Company will disclose the Company’s revenues and operation costs and expenses for the Reporting Period for each six domestic and overseas business segments as well as headquarters. This refined segmentation approach is designed to enhance resource allocation, provide investors with clearer insights into the Company’s financial performance across its diverse business segments, and ensure alignment with the Company’s long-term strategic objectives.

For the Year Ended December 31, 2024(8)
(RMB in thousands)
Revenues
Domestic public securities(1)
One-time commissions	31,977
Recurring service fees	422,433
Performance-based income	39,359
Total revenue for domestic public securities	493,769

Domestic asset management(2)
One-time commissions	1,354
Recurring service fees	745,287
Performance-based income	26,567
Total revenue for domestic asset management	773,208

Domestic insurance(3)
One-time commissions	43,204
Total revenue for domestic insurance	43,204

Overseas wealth management(4)
One-time commissions	441,488
Recurring service fees	143,363
Other service fees	89,846
Total revenue for overseas wealth management	674,697

For the Year Ended December 31, 2024(8)
(RMB in thousands)
Overseas asset management(5)
One-time commissions	17,164
Recurring service fees	334,536
Performance-based income	86,813
Total revenue for overseas asset management	438,513

Overseas insurance and comprehensive services(6)
One-time commissions	100,359
Other service fees	38,507
Total revenue for overseas insurance and comprehensive services	138,866

Headquarters(7)
Recurring service fees	1,322
Other service fees	57,755
Total revenue for headquarters	59,077

Total revenues	2,621,334

Notes:

(1)	Operates under the Noah Upright brand.

(2)	Operates under the Gopher Asset Management brand.

(3)	Operates under the Glory brand.

(4)	Operates under the ARK Wealth Management brand.

(5)	Operates under the Olive Asset Management brand.

(6)	Operates under the Glory Family Heritage brand.

(7)	Headquarters reflects revenue generated from corporate operations at the Company’s headquarters in Shanghai as well as administrative costs and expenses that were not directly allocated to the aforementioned six business segments.

(8)	The revenues under the refined segmentation does not include a retrospective recast of the financial information of the prior year in accordance with this segmentation, as this segmentation reflects the Company’s operational adjustments and organizational restructuring in 2024 and the costs and expenses of the Company could not be re-allocated retrospectively under this segmentation.

While the Company has adopted a refined segmentation approach in the fourth quarter of 2024 to better reflect its evolving business operations and support future strategic development, for comparison and analytical purposes, the Company continues to present its financial performance under the traditional segmentation structure. This transitional presentation facilitates a consistent comparison of revenue generated under the traditional segments for the years ended December 31, 2023 and 2024, providing investors with a comprehensive understanding of the Company’s operational and financial trends during the Reporting Period.

	For the Year Ended December 31,
	2023	2024	Change

	(RMB in thousands)		(%)
Revenues
Wealth management business:
One-time commissions	1,086,570	634,368	(41.6)
Recurring service fees	1,105,806	983,503	(11.1)
Performance-based income	86,321	48,930	(43.3)
Other service fees	221,917	141,631	(36.2)
Total revenue for wealth management business	2,500,614	1,808,432	(27.7)

Asset management business:
One-time commissions	2,633	1,178	(55.3)
Recurring service fees	714,624	663,438	(7.2)
Performance-based income	51,288	103,809	102.4
Total revenue for asset management business	768,545	768,425	(0.02)

Other businesses:
Other service fees	48,662	44,477	(8.6)
Total revenue for other businesses	48,662	44,477	(8.6)

Total revenues	3,317,821	2,621,334	(21.0)

Our total revenue decreased by 21.0% from RMB3,317.8 million for the year ended December 31, 2023 to RMB2,621.3 million for the year ended December 31, 2024. The decrease in total revenues was primarily due to a decrease in one-time commissions associated with wealth management business.

Wealth Management Business

For the wealth management business, our total revenue decreased by 27.7% from RMB2,500.6 million in 2023 to RMB1,808.4 million in 2024. Our transaction value decreased by 13.8% from RMB74.1 billion in 2023 to RMB63.9 billion in 2024, primarily due to a decrease in distribution of domestic mutual fund products:

•	Total revenue from one-time commissions decreased by 41.6% from RMB1,086.6 million in 2023 to RMB634.4 million in 2024, primarily due to decreases in distribution of insurance products.

•	Total revenue from recurring service fees decreased by 11.1% from RMB1,105.8 million in 2023 to RMB983.5 million in 2024, primarily due to a decrease in recurring service fees generated from private secondary products and private equity products.

•	Total revenue from performance-based income decreased by 43.3% from RMB86.3 million in 2023 to RMB48.9 million in 2024, primarily due to a decrease in performance-based income from private equity products.

•	Total revenue from other service fees decreased by 36.2% from RMB221.9 million in 2023 to RMB141.6 million in 2024, primarily due to less value-added services that we offered to our HNW clients.

Asset Management Business

For the asset management business, our total revenue demonstrated overall stability with RMB768.5 million in 2023 and RMB768.4 million in 2024. Gopher’s AUM remained largely stable at RMB151.5 billion as of December 31, 2024, with a slight decrease of 2.0% from RMB154.6 billion as of December 31, 2023:

•	Total revenue from one-time commissions decreased by 55.3% from RMB2.6 million in 2023 to RMB1.2 million in 2024, mainly due to a decrease in income generated from RMB private equity products.

•	Total revenue from recurring service fees decreased by 7.2% from RMB714.6 million in 2023 to RMB663.4 million in 2024, mainly due to a decrease in income generated from RMB private equity products and private secondary products.

•	Total revenue from performance-based income increased by 102.4% from RMB51.3 million in 2023 to RMB103.8 million in 2024, primarily due to an increase in performance-based income from offshore private equity products.

Other Businesses

For other businesses, our total revenue was RMB44.5 million for the year ended December 31, 2024, representing an 8.6% decrease from RMB48.7 million for the year ended December 31, 2023, primarily due to our continuous wind-down of our lending business.

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance-based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses, (iv) provision for credit losses, and (v) other operating expenses, which are partially offset by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

In line with the presentation of revenues under the refined segmentation approach, our operating costs and expenses are also presented under this structure to offer a comprehensive view of the cost and expense profile of each business segment.

For the Year Ended December 31, 2024(1)
(RMB in thousands)
Domestic public securities	169,771
Domestic asset management	197,995
Domestic insurance	124,449
Overseas wealth management	569,243
Overseas asset management	84,914
Overseas insurance and comprehensive services	93,399
Headquarters	727,322

Total operating costs and expenses	1,967,093

Note:

(1)	The operating costs and expenses under the refined segmentation does not include a retrospective recast of the financial information of the prior year in accordance with this segmentation, as this segmentation reflects the Company’s operational adjustments and organizational restructuring in 2024 and the costs and expenses of the Company could not be re-allocated retrospectively under this segmentation.

For consistency and to provide a meaningful comparison, we also present operating costs and expenses under the traditional segmentation structure for the years ended December 31, 2023 and 2024, facilitating investors’ comprehensive understanding of the Company’s operational and financial trends in terms of costs and expenses during the Reporting Period.

	For the Year Ended December 31,
	2023	2024	Change

	(RMB in thousands)		(%)
Wealth management	1,681,350	1,456,661	(13.4)
Asset management	379,511	379,474	(0.01)
Other businesses	135,920	130,958	(3.7)

Total operating costs and expenses	2,196,781	1,967,093	(10.5)

Our operating costs and expenses decreased by 10.5% from RMB2,196.8 million in 2023 to RMB1,967.1 million in 2024, which was primarily driven by cost control measures implemented.

Wealth Management Business

For the wealth management business, our operating costs and expenses decreased by 13.4% from RMB1,681.4 million in 2023 to RMB1,456.7 million in 2024, primarily due to less selling expenses incurred in 2024.

Asset Management Business

For the asset management business, our operating costs and expenses in 2024 were RMB379.5 million, remaining largely unchanged from 2023.

Other Businesses

For other businesses, our operating costs and expenses in 2024 were RMB131.0 million, representing a 3.7% decrease from RMB135.9 million in 2023, primarily due to our continuous winding-down of our lending business.

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income. Our total compensation and benefits decreased by 7.4% from RMB1,456.8 million in 2023 to RMB1,349.5 million in 2024.

For the wealth management business, our compensation and benefits decreased by 9.4% from RMB1,175.9 million in 2023 to RMB1,065.2 million in 2024. During the Reporting Period, our relationship manager compensation decreased by 15.8% compared to 2023, aligning with the decreases in one-time commissions. Our other compensation slightly decreased by 2.0% compared to the year ended December 31, 2023.

For the asset management business, our compensation and benefits slightly decreased by 1.5% from RMB248.7 million in 2023 to RMB245.0 million in 2024.

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities.

For the wealth management business, our selling expenses decreased by 47.2% from RMB370.9 million in 2023 to RMB195.8 million in 2024, primarily due to less marketing activities.

For the asset management business, our selling expenses decreased by 47.3% from RMB88.8 million in 2023 to RMB46.8 million in 2024, primarily due to less marketing activities.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our Group and regional headquarters and offices, depreciation expenses, audit expenses and consulting expenses, among others.

For the wealth management business, our general and administrative expenses slightly decreased by 4.4% from RMB193.2 million in 2023 to RMB184.7 million in 2024, primarily due to less legal expenses incurred in 2024.

For the asset management business, our general and administrative expenses increased by 19.2% from RMB59.4 million in 2023 to RMB70.8 million in 2024, primarily due to more rental and depreciation expenses as we expanded our overseas asset management businesses during the Reporting Period.

Provision for or Reversal of Credit Losses

Provision for credit losses represents net changes of the allowance for loan losses as well as other financial assets.

For the wealth management business, our provision for credit losses in 2024 was RMB22.2 million compared to the provision for credit losses was RMB0.9 million in 2023, primarily due to an increase in the provision for losses related to long-term receivables.

For the asset management business, our provision for credit losses in 2024 was RMB3.7 million compared to the provision for credit losses of RMB0.9 million in 2023. The majority of such provision in 2024 were accrued for receivables accounts related to several private equity products.

For other businesses, our reversal of credit losses in 2024 was RMB2.0 million compared to the reversal of credit losses of RMB8.9 million in 2023. The change was mainly related to our periodic assessment on expected collection of our loan receivables.

Other Operating Expenses

Our other operating expenses mainly include various expenses incurred directly in relation to our other service fees.

For the wealth management business, our other operating expenses slightly decreased by 2.1% from RMB44.0 million in 2023 to RMB43.1 million in 2024, primarily driven by lower costs relating to various expenditures of trust business.

For the asset management business, our other operating expenses increased significantly from RMB3.3 million in 2023 to RMB23.9 million in 2024, primarily due to a one-off expense Gopher paid to one of its funds as general partner.

For other businesses, our other operating expenses decreased by 59.8% from RMB65.1 million in 2023 to RMB26.2 million in 2024, primarily due to our continuous winding-down of our lending business.

Government Subsidies

Our government subsidies are cash subsidies received in the PRC from local governments as incentives for investing and operating in certain local districts. Such subsidies are used by us for general corporate purposes and are reflected as an offset to our operating costs and expenses.

For the wealth management business, our government subsidies decreased by 47.6% from RMB103.6 million in 2023 to RMB54.3 million in 2024, primarily due to a reduction in government subsidies received from local governments during the Reporting Period.

For the asset management business, our government subsidies decreased by 50.1% from RMB21.6 million in 2023 to RMB10.8 million in 2024, primarily due to a reduction in government subsidies received from local governments in 2024.

Income from Operations

As a result of the foregoing, our income from operation decreased by 42.3% from RMB1,097.9 million for the year ended December 31, 2023 to RMB633.9 million for the year ended December 31, 2024. The decrease in income from operation was primarily due to a decrease in one-time commissions related to insurance products.

Other Income

Our total other income increased by 109.9% from RMB111.3 million for the year ended December 31, 2023 to RMB233.7 million for the year ended December 31, 2024. The increase in other income was primarily attributable to unrealized income from fair value changes on certain equity investments.

Income (Loss) from Equity in Affiliates

Our loss from equity in affiliates was RMB112.0 million in 2024, as compared to income from equity in affiliates of RMB54.1 million in 2023. The loss was primarily due to a decrease in fair value of the funds that Gopher manages.

Net Income

As a result of the foregoing, our net income decreased by 51.3% from RMB1,001.0 million for the year ended December 31, 2023 to RMB487.0 million for the year ended December 31, 2024.

Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash for the year ended December 31, 2024 was for operating, investing and financing activities. As of December 31, 2024, we had RMB3,822.3 million in cash and cash equivalents, consisting of cash on hand, demand deposits, fixed term deposits and money market funds which are unrestricted as to withdrawal and use. As of December 31, 2024, our cash and cash equivalents of RMB11.4 million was held by the consolidated funds, which although not legally restricted, is not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to address unforeseen business conditions or other developments, including any potential investments or acquisitions we may pursue.

Significant Investments

The Company did not make or hold any significant investments during the year ended December 31, 2024.

Material Acquisitions and Disposals

During the Reporting Period, the Company did not conduct any material acquisitions or disposals of subsidiaries and affiliated companies.

Pledge of Assets

As of December 31, 2024, we did not pledge any assets (as of December 31, 2023: nil).

Future Plans for Material Investments or Capital Asset

As of December 31, 2024, the Group did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of December 31, 2024, the Company’s gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 15.0% (as of December 31, 2023: 17.8%).

Accounts Receivables

Accounts receivable represents amounts invoiced or we have the right to invoice. As we are entitled to unconditional right to consideration in exchange for services transferred to customers, we therefore do not recognize any contract asset. As of December 31, 2024, 89.9% of the balance of our accounts receivable was within one year (as of December 31, 2023: 93.8%).

Accounts Payable

As of December 31, 2024, the Group had no trade payables (as of December 31, 2023: nil).

Foreign Exchange Exposure

We earn the majority of our revenues and incur the majority of our expenses in Renminbi, and the majority of our sales contracts are denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our Shares and/or ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs, for payment of interest expenses, for strategic acquisitions or investments, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

Contingent Liabilities

As of December 31, 2024, we had contingent liabilities of RMB476.1 million in relation to the unsettled Camsing Incident (as of December 31, 2023: RMB482.8 million).

Save as disclosed above and under the section headed “Other Information – Material Litigation” herein, no material contingent liabilities, guarantees or any litigation against us, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations as of December 31, 2024.

Capital Expenditures and Capital Commitment

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB82.2 million in 2024 (2023: RMB157.9 million). Such decrease was primarily because most of our renovation and upgrade of our headquarters were completed in 2023. As of December 31, 2024, we did not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business (as of December 31, 2023: nil).

Loans and Borrowings

The Group had no outstanding loans, overdrafts or borrowings from banks or any other financial institutions as of December 31, 2024 (as of December 31, 2023: nil).

Employees and Remuneration

As of December 31, 2024, the Company had a total of 1,990 employees. The following table sets out the breakdown of our full-time employees by function as of December 31, 2024:

Function	Number of Employees	% of Total
PRC
Domestic public securities	294	14.8
Domestic asset management	223	11.2
Domestic insurance	94	4.7

Overseas
Overseas wealth management	193	9.7
Overseas asset management	75	3.8
Overseas insurance and comprehensive services	101	5.1

Headquarters
Business development	591	29.7
Middle and back office support	419	21.0

Total	1,990	100.0

We believe we provide our employees competitive compensation packages and a dynamic work environment that encourages initiative and rewards on merit. As a result, we have generally been able to attract and retain qualified personnel while maintaining a stable core management team.

The remuneration package of our employees includes salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident fund. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company also has adopted the 2022 Share Incentive Plan. Further details in respect of the 2022 Share Incentive Plan are set out in the Company’s circular dated November 14, 2022.

OTHER INFORMATION

Compliance with the Corporate Governance Code

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of Shareholders and to enhance corporate value and accountability.

During the Reporting Period, we have complied with all the code provisions of the Corporate Governance Code. The Board will review the corporate governance structure and practices from time to time and shall make necessary arrangements when the Board considers appropriate.

Compliance with the Model Code for Securities Transactions by Directors

The Company had implemented the Management Control Measures on Material Non-Public Information and the Policy on Prohibition of Insider Dealing (the “Code”) and on August 22, 2024, further adopted the Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the “Statement”) as an amendment to the Code. The Statement, with terms no less exacting than the Model Code, serves as the Company’s own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Statement.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code and the Statement during the Reporting Period.

Scope of Work of Deloitte Touche Tohmatsu

The figures in respect of the Group’s consolidated balance sheets, consolidated statements of operations and other comprehensive income and the related notes thereto for the year ended December 31, 2024 as set out in this announcement have been agreed by the Group’s auditor, Deloitte Touche Tohmatsu, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by Deloitte Touche Tohmatsu on this announcement.

Review of the Annual Results

The Audit Committee comprises Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Mr. David Zhang, each being our non-executive Director or independent Director with appropriate professional qualifications, with Ms. Xiangrong Li, as the chairwoman of the Audit Committee.

The Audit Committee has reviewed the annual results of the Group for the year ended December 31, 2024 and has recommended for the Board’s approval thereof. The Audit Committee has reviewed together with the management the Group’s accounting principles and policies and the Group’s consolidated financial statements for the year ended December 31, 2024. The Audit Committee considered that the annual results are in compliance with the applicable accounting standards, laws and regulations, and the Company has made appropriate disclosures thereof.

Purchase, Sale or Redemption of the Company’s Listed Securities

On August 29, 2024, the Board authorized a share repurchase program (the “Share Repurchase Program”), under which the Company may repurchase up to US$50 million of its ADSs or Shares, effective on the same date. The authorized term for carrying out the Share Repurchase Program is two years. For further details of the Share Repurchase Program, please refer to the Company’s announcement dated August 29, 2024.

During the Reporting Period, the Company repurchased a total of 612,702 ADSs on the NYSE (representing 3,063,510 Shares) for an aggregate consideration of US$7,308,175.36 (before expense). As of December 31, 2024, 612,702 ADSs (representing 3,063,510 Shares) repurchased by the Company during the Reporting Period were held in treasury and nil was cancelled. Particulars of the repurchases made by the Company during the Reporting Period are as follows:

NYSE

		per ADS		Aggregate consideration
	No. of ADS	Highest price	Lowest price	Paid
Month in 2024	repurchased	paid	paid	(before expense)
		(US$)	(US$)	(US$)
December 2024	612,702	13.29	11.26	7,308,175.36
Total	612,702			7,308,175.36

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange or any other stock exchanges (including sale of treasury shares (as defined in the Hong Kong Listing Rules)) during the Reporting Period.

Use of Proceeds from the Global Offering

The net proceeds received by the Company from the Global Offering (as defined in the Prospectus) were approximately HK$315.6 million. There has been no change in the intended use of net proceeds as previously disclosed in the Prospectus and the Company has utilized certain net proceeds and expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes as disclosed in the Prospectus.

As of December 31, 2024, the Group had utilized the net proceeds as set out in the table below:

Purpose	% of use of proceeds	Net proceeds	Utilized amount as of January 1, 2024	Utilized amount for the year ended December 31, 2024	Utilized amount as of December 31, 2024	Unutilized amount as of December 31, 2024	Expected time frame for unutilized amount
		(HK$ million)	(HK$ million)	(HK$ million)	(HK$ milion)	(HK$ milion)
Fund the further development of our wealth management business	35%	110.5	40.9	69.6	110.5	–	–
Fund the further development of our asset management business	15%	47.3	47.3	–	47.3	–	–
Fund the selective pursuit of potential investments	20%	63.1	–	10.4	10.4	52.7	by the end of 2025
Fund the investment in our in-house technology across all business lines	10%	31.6	6.4	25.2	31.6	–	–
Fund our overseas expansion	10%	31.6	14.2	17.4	31.6	–	–
General corporate purposes (including but not limited to working capital and operating expenses)	10%	31.6	9.7	21.9	31.6	–	–
Total(1)	100%	315.6	118.5	144.5	263.0	52.7

Note:

(1)	The sum of the data may not add up to the total due to rounding.

As of December 31, 2024, all the unutilized net proceeds are held by the Company in short-term deposits with licensed banks or authorized financial institutions.

Differences Between U.S. GAAP and IFRS

The consolidated financial statements for the year ended December 31, 2024 are prepared in accordance with U.S. GAAP, which is different from IFRS. A reconciliation statement setting out the financial effect of any material differences between the financial statements prepared under U.S. GAAP and financial statements prepared using IFRS will be included in the annual report of the Company.

Material Litigation

As of December 31, 2024, 103 investors’ legal proceedings against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claimed investment amount over RMB341.8 million were still pending. As of the date of this announcement, the management of the Group has assessed, based on the Group’s PRC legal adviser’s advice, the Group was unable to reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People’s Court of Anhui Province (the “First Instance Court”). The judgment was related to a civil lawsuit brought by an external institution (the “Plaintiff”) against Noah (Shanghai) Financial Leasing Co., Ltd. (currently known as Shanghai Ziyan Car Leasing Service Co., Ltd. (the “Defendant”), a subsidiary of the Company. The First Instance Court issued the judgment awarding the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the “First-instance Judgment”). For further details, please refer to the Company’s announcement dated December 12, 2022.

In late March 2024, the Group received the civil judgment on appeal (the “Appellate Judgment”) from the High People’s Court of Anhui Province, affirming the First-instance Judgment. The Appellate Judgment took immediate effect, pursuant to which the Defendant shall make a payment to the Plaintiff within ten days from the date the Appellate Judgment became effective. Based on advice from the Company’s PRC counsel to this civil lawsuit, the Company believed that the claim of the Plaintiff is without merit and is unfounded, and therefore subsequently applied for a retrial (the “Retrial Petition”) to the Supreme People’s Court of the PRC (the “PRC Supreme Court”) with respect to the ruling in the Appellate Judgment.

In early January 2025, the Company received the civil judgment on the retrial (the “Retrial Judgement”) from the PRC Supreme Court, which partially upheld the Company’s Retrial Petition finding errors in the application of law in the original judgments, and accordingly revoked the First-instance Judgment and Appellate Judgment. Pursuant to the Retrial Judgement, the Company shall be held liable for 70% of the compensation of RMB99.0 million along with the corresponding interest losses. As the Group had previously reserved a contingent liability of RMB99.0 million in accordance with the First-instance Judgment prior to the issuance of the Appellate Judgment and the Retrial Judgement, the ruling in the Retrial Judgement is not expected to materially affect the Group’s overall financial position in comparison to its financial position prior to the issuance of the Retrial Judgement.

Save as disclosed above, we were not a party to, and we were not aware of any judicial, arbitration or administrative proceedings that were pending or threatened against our Group during the year ended December 31, 2024, that, in the opinion of our Directors, were likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business.

Settlement under the New Settlement Plan

Reference is made to the Company’s announcement dated May 24, 2024 in relation to the New Settlement Plan (as defined below) for the Camsing Incident. While the Company believes it has solid legal grounds to defend any legal claims from the affected clients in the Camsing Incident, as a gesture of goodwill and to avoid distractions to its management and to minimize potential legal costs, similar to the previous settlement plan as disclosed in the Prospectus, the Company voluntarily offered an ex gratia settlement (the “New Settlement Plan”) to the remaining 223 affected clients, where those who accepts the offer under the New Settlement Plan will receive RSUs convertible into the Shares upon vesting. The Company shall issue relevant Shares upon vesting of RSUs to the remaining clients subject to the settlement pursuant to the issuance mandate granted by the Shareholders at the annual general meeting held on June 12, 2023 and, where applicable, any subsequently renewed or refreshed issuance mandate granted by the Shareholders from time to time.

During the Reporting Period and up to the date of this announcement, seven out of the remaining 223 affected clients had accepted the offer under the New Settlement Plan, and the Company granted a total of 49,491 RSUs involving 494,910 Shares (represented by 98,982 ADSs) to these clients, of which 19,796 RSUs involving 197,964 Shares (represented by 39,593 ADSs) have vested.

Events After the Reporting Period

Save as disclosed in this announcement, there were no significant events that might materially affect the Group after December 31, 2024 and immediately before the date of this announcement.

Dividend

The Board has approved and adopted a dividend policy (the “Dividend Policy”) on August 10, 2022, which aims to provide stable and sustainable returns to the Shareholders. The Dividend Policy has become effective from August 10, 2022 and was amended on November 30, 2023. According to the amended Dividend Policy, in normal circumstances, the annual dividends to be declared and distributed in each calendar year shall be, in principle, no less than 35% of the Group’s non-GAAP net income attributable to the Shareholders of the preceding financial year as reported in the Company’s audited annual results announcement, subject to various factors. The dividend under the Dividend Policy proposed and/or declared by the Board for a financial year are deemed as final dividend. Any final dividend for a financial year will be subject to Shareholders’ approval. The Company may declare and pay dividends by way of cash or by other means that the Board considers appropriate. Such dividend policy shall in no way constitute a legally binding commitment by the Company in respect of its future dividend and/or in no way obligate the Company to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our Board. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

26

The Directors recommended (i) final dividend of RMB275.0 million (approximately US$37.7 million) in aggregate in respect of the year ended December 31, 2024, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the Reporting Period in accordance with the capital management and shareholder return policy of the Company adopted on November 29, 2023; and (ii) special dividend of RMB275.0 million (approximately US$37.7 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2024, to Shareholders whose names appear on the register of members of the Company as of the record date for dividend distribution.

Based on the number of issued Shares of the Company (excluding the treasury shares), being 332,089,849 Shares as of the date of this announcement, if declared and paid, (i) a final dividend of RMB0.828 (equivalent to approximately US$0.114, or approximately HK$0.897) per share (tax inclusive) in respect of the year ended December 31, 2024, and (ii) a non-recurring special dividend of RMB0.828 (equivalent to approximately US$0.114, or approximately HK$0.897) per share (tax inclusive); will be paid out to Shareholders who are entitled to dividends, both subject to adjustment to the number of issued Shares of the Company (excluding the treasury shares) entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment. As of the date of this announcement, the number of treasury shares held by the Company is 3,063,510 Shares, which shall not be entitled to receive any dividends or distributions.

Recommendations on the final dividend and special dividend are subject to respective approval by the Shareholders at the forthcoming annual general meeting to be held on or around June 12, 2025. If the proposed final dividend and special dividend are approved by the Shareholders, the Company expects to pay such dividend by August 2025. For details, please refer to the circular of the annual general meeting to be dispatched to the Shareholders and the announcement(s) to be made by the Company in due course.

27

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amount in Thousands, Except Share and Per Share Data)

		Year Ended December 31,
	Note	2023	2024	2024
		RMB	RMB	US$
				Note 2(c)
Revenues:
Revenues from others
One-time commissions		1,072,838	614,258	84,153
Recurring service fees		707,580	631,505	86,516
Performance-based income		16,344	47,841	6,554
Other service fees		270,579	186,108	25,497

Total revenues from others		2,067,341	1,479,712	202,720

Revenues from funds Gopher/Olive[1] manages
One-time commissions		16,365	21,288	2,916
Recurring service fees		1,112,850	1,015,436	139,114
Performance-based income		121,265	104,898	14,371

Total revenues from funds Gopher/Olive manages		1,250,480	1,141,622	156,401

Total revenues	3	3,317,821	2,621,334	359,121
Less: VAT related surcharges		(23,125)	(20,352)	(2,788)

Net revenues		3,294,696	2,600,982	356,333

Operating cost and expenses:
Compensation and benefits
Relationship manager compensation		(655,460)	(562,523)	(77,065)
Other compensations		(801,293)	(786,928)	(107,809)
Total compensation and benefits		(1,456,753)	(1,349,451)	(184,874)
Selling expenses		(485,778)	(269,038)	(36,858)
General and administrative expenses		(275,727)	(296,751)	(40,655)
Reversal of (provision for) credit losses		7,028	(23,882)	(3,272)
Other operating expenses, net		(112,506)	(93,210)	(12,770)
Government subsidies		126,955	65,239	8,938

Total operating cost and expenses		(2,196,781)	(1,967,093)	(269,491)

Income from operations		1,097,915	633,889	86,842

28

		Year Ended December 31,
	Note	2023	2024	2024
		RMB	RMB	US$
				Note 2(c)
Other income:
Interest income		161,926	155,751	21,338
Investment (loss) income		(61,486)	50,152	6,871
Reversal of settlement expense	7	–	12,454	1,706
Contingent litigation expenses reversal		–	14,000	1,918
Other income		10,892	1,359	186

Total other income		111,332	233,716	32,019

Income before taxes and income from equity in affiliates		1,209,247	867,605	118,861
Income tax expense	4	(262,360)	(268,591)	(36,797)
Income (loss) from equity in affiliates		54,128	(112,010)	(15,345)

Net income		1,001,015	487,004	66,719
Less: net (loss) income attributable to non-controlling interests		(8,479)	11,559	1,584

Net income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders		1,009,494	475,445	63,135

Net income per share:	5
Basic		2.91	1.36	0.19
Diluted		2.91	1.35	0.18
Weighted average number of shares used in computation:
Basic		347,369,860	350,847,647	350,847,647
Diluted		347,422,580	352,351,257	352,351,257

Note 1:	Gopher/Olive refers to the Group’s subsidiaries and consolidated variable interest entities (“VIEs”) under the brands Gopher Asset Management and Olive Asset Management, through which the Group manages investments with underlying assets to better meet the diversified asset allocation and alternative investment demands of high net worth individuals and/or corporate entities.

The accompanying notes are an integral part of these consolidated financial statements.

29

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amount in Thousands)

	Year Ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Net income	1,001,015	487,004	66,719
Other comprehensive income, net of tax Foreign currency translation adjustments	76,990	112,131	15,362

Comprehensive income	1,078,005	599,135	82,081
Less: comprehensive (loss) gain attributable to non-controlling interests	(8,651)	11,758	1,611

Comprehensive income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders	1,086,656	587,377	80,470

The accompanying note is an integral part of these consolidated financial statements.

30

CONSOLIDATED BALANCE SHEETS

(Amount in Thousands, Except Share and Per Share Data)

		As of December 31,
	Note	2023	2024	2024
		RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents		5,192,127	3,822,339	523,658
Restricted cash		154,433	8,696	1,191
Short-term investments		379,456	1,274,609	174,621
Accounts receivable, net	6	503,978	473,490	64,868
Amounts due from related parties, net		393,891	499,524	68,435
Loans receivable, net		286,921	169,108	23,168
Other current assets		206,250	226,965	31,091

Total current assets		7,117,056	6,474,731	887,032

Long-term investments		810,484	971,099	133,040
Investments in affiliates		1,526,544	1,373,156	188,122
Property and equipment, net		2,482,199	2,382,247	326,367
Operating lease right-of-use assets, net		139,019	121,115	16,593
Deferred tax assets		431,494	319,206	43,731
Other non-current assets		178,582	137,291	18,809

Total Assets		12,685,378	11,778,845	1,613,694

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses		564,096	412,730	56,544
Income tax payable		89,694	63,892	8,753
Deferred revenues		72,824	72,259	9,899
Other current liabilities		681,802	404,288	55,387
Contingent liabilities	8	482,802	476,107	65,226

Total current liabilities		1,891,218	1,429,276	195,809
Deferred tax liabilities		262,404	246,093	33,715
Operating lease liabilities, non-current		76,533	75,725	10,374
Other non-current liabilities		27,660	15,011	2,056

Total Liabilities		2,257,815	1,766,105	241,954

31

		As of December 31,
	Note	2023	2024	2024
		RMB	RMB	US$
Contingencies	8

Shareholders’ equity:
Ordinary shares (US$0.00005 par value):
1,000,000,000 ordinary shares authorized, 328,034,660 shares issued and 326,307,330 shares outstanding as of December 31, 2023 and 1,000,000,000 ordinary shares authorized, 335,153,359 shares issued and 330,393,534 shares outstanding as of December 31, 2024		110	113	15
Treasury Stock		–	(53,345)	(7,308)
Additional paid-in capital		3,798,662	3,907,992	535,393
Retained earnings		6,436,946	5,904,540	808,919
Accumulated other comprehensive gain		74,616	186,548	25,557
Total Noah Holdings Private Wealth and Asset Management Limited shareholders’ equity		10,310,334	9,945,848	1,362,576
Non-controlling interests		117,229	66,892	9,164
Total Shareholders’ Equity		10,427,563	10,012,740	1,371,740

Total Liabilities and Equity		12,685,378	11,778,845	1,613,694

The accompanying notes are an integral part of these consolidated financial statements.

32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

Noah Holdings Private Wealth and Asset Management Limited (the “Company”) was incorporated on June 29, 2007 in the Cayman Islands with limited liability. The Company, through its subsidiaries and consolidated VIEs (collectively, the “Group”), is a leading and pioneer wealth management service provider in the People’s Republic of China (“PRC”) offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net wealth (“HNW”) investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), a consolidated VIE, founded in the PRC in August 2005.

2.	Summary of Principal Accounting Policies

(a)	Basis of Preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and by the Hong Kong Companies Ordinance.

On October 26, 2023, ordinary shares of par value of US$0.0005 each was subdivided into ten (10) ordinary shares of par value of US$0.00005 each (“Share Subdivision”). All share and per share amounts for all periods presented have been retrospectively adjusted to reflect the Share Subdivision.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of financial instruments, assumptions related to the consolidation of entities in which the Group holds variable interests, variable consideration for revenue recognition, impairment of long-term investments, impairment of long-lived assets and loss contingencies.

(c)	Foreign Currency Translation

The Company’s reporting currency is RMB. The Company’s functional currency is US$. The Company’s operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB7.2993 on December 31, 2024, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

3.	Revenues

The Group derives revenue primarily from one-time commissions, recurring service fees and performance-based income paid by clients or investment product providers. The disaggregation of revenues by service lines have been presented in the consolidated statements of operations.

Revenues by timing of recognition is analyzed as follows:

	Years Ended December 31, (Amount in Thousands)
	2023	2024
	RMB	RMB
Revenue recognized at a point in time	1,408,389	904,274
Revenue recognized over time	1,909,432	1,717,060

Total revenues	3,317,821	2,621,334

For the Group’s revenues generated from different geographic locations, please see Note 9 segment information.

4.	Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the qualifying group entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Zigong Noah Financial Service Co., Ltd. falls within the encouraged industries catalogue in Western China, which is eligible for preferential income tax rate of 15%. Shanghai Nuorong Information Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in December 2022 and such preferential income tax rate will expire in December 2025.

Income before income taxes consists of:

	Year Ended December 31, (Amount in Thousands)
	2023	2024
	RMB	RMB
Mainland China	283,045	493,222
Hong Kong	743,619	237,512
Cayman Islands	6,537	13,409
Others	176,046	123,462

Total	1,209,247	867,605

The income tax expense comprises:

	Year Ended December 31, (Amount in Thousands)
	2023	2024
	RMB	RMB
Current Tax	248,353	177,872
Deferred Tax	14,007	90,719

Total	262,360	268,591

5.	Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Year Ended December 31, (Amount in Thousands, Except Share and Per Share Data)
	2023	2024
Net income attributable to ordinary shareholders – basic and diluted	1,009,494	475,445

Weighted average number of ordinary shares outstanding – basic	347,369,860	350,847,647
Plus: effect of dilutive non-vested restricted share units	52,720	1,503,610

Weighted average number of ordinary shares outstanding – diluted	347,422,580	352,351,257

Basic net income per share	2.91	1.36
Diluted net income per share	2.91	1.35

Shares issuable to the investors of Camsing Incident (as defined in Note 7) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Year Ended December 31,
	2023	2024
Share options	7,359,150	329,606
Non-vested restricted share units under share incentive plan	1,738,010	374,957

Total	9,097,160	704,563

6.	Accounts Receivables, net

Accounts receivable consisted of the following:

	As of December 31, (Amount in Thousands)
	2023	2024
	RMB	RMB
Accounts receivable, gross	510,840	490,689
Allowance for credit losses	(6,862)	(17,199)

Accounts receivable, net	503,978	473,490

An aging analysis of accounts receivable, based on invoice date, is as follows:

	As of December 31, (Amount in Thousands)
	2023	2024
	RMB	RMB
Within 1 year	479,216	441,070
1-2 years	6,657	23,166
2-3 years	7,102	6,412
3-4 years	8,618	5,774
Over 4 years	9,247	14,267

Accounts receivable, gross	510,840	490,689

7.	Settlement Expenses

In July 2019, in connection with certain funds managed (“Camsing Credit Funds” or “Camsing Products”) by Shanghai Gopher Asset Management Co., Ltd. (“Shanghai Gopher”), a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the “Camsing Incident”). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3.4 billion.

Settlement Plan

To preserve the Group’s goodwill with affected investors, it voluntarily made an ex-gratia settlement offer (the “Settlement Plan”) to affected investors. An affected client accepting the offer shall receive RSUs, which upon vesting will become ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds.

On August 24, 2020, the Settlement Plan was approved by the Board of Directors of the Company that a total number of new ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years for the Settlement Plan.

The Group evaluated and concluded the financial instruments to be issued under the Settlement Plan meet equity classification under ASC 815-40-25-10. Therefore, such instruments were initially measured at fair value and recognized as part of additional-paid-in-capital.

As of December 31, 2020, the Group had no new settlement plan for the remaining unsettled investors, but would not preclude to reaching settlements in the future with similar terms and therefore estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and had recorded it as a contingent liability of US$81.3 million (RMB530.4 million).

During the year ended December 31, 2024, the Group remained open to settling with the affected clients, and voluntarily reoffered the Settlement Plan to the remaining unsettled investors with terms substantially unchanged. In 2024, additional 7 investors accepted the Settlement Plan, and the Company recorded reversal of settlement expenses in the amount of RMB12,454 (US$1,706) based on the difference between the fair value of the RSUs to be issued at each settlement date and the corresponding contingent liability accrued for these investors. As a result, the remaining balance of the contingent liability was US$65.2 million (RMB476.1 million) as of December 31, 2024.

As of December 31, 2024, 602 out of the total 818 investors (approximately 73.6%) had accepted settlements under the plan, representing RMB2.6 billion (approximately 76.4%) out of the total outstanding investments of RMB3.4 billion under the Camsing Products.

As of December 31, 2024, there were 103 investors whose legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claimed investment amount over RMB341.8 million were still outstanding. As the date of this report, the management has assessed, based on its PRC legal counsels’ advices, the Group cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

8.	Contingencies

Camsing Incident

See Note 7 for details of contingencies for Camsing Incident.

Litigation

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People’s Court of Anhui Province (the “First Instance Court”). The judgement related to a civil lawsuit brought by an external institution (the “Plaintiff”) against Noah (Shanghai) Financial Leasing Co., Ltd. (the “Defendant”, one subsidiary of the Company).

The First Instance Court first accepted the civil lawsuit filed by the Plaintiff against the Defendant in August 2019 respecting the financial consultancy services provided by the Defendant to the Plaintiff on its investment process. The Defendant charged a fee of RMB0.5 million for providing such consultancy services to the Plaintiff. In December 2020, the First Instance Court dismissed the Plaintiff’s case. In March 2021, the High People’s Court of Anhui Province (the “Appellate Court”) dismissed the Plaintiff’s appeal to the ruling of the First Instance Court. No contingent liabilities with respect to the civil claim were recorded by the Group in 2021.

The Plaintiff subsequently, for the third time, applied for a retrial to the Supreme People’s Court. In February 2022, the Supreme People’s Court issued an order revoking the aforementioned rulings and remanding the case to the First Instance Court for retrial. While the Group held the same view as before that the claim of the Plaintiff is without merit and is unfounded, in December 2022, the First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the “First-instance Ruling”). The First-instance Ruling is not yet effective until the appellate process is concluded.

Considering the judgement in the First-instance Ruling as of December 31, 2022, although it remains subject to appeal and applicable post-judgment proceedings, the Group reserved a contingent liability of RMB99.0 million.

In late March 2024, the Group received the final ruling from the Appellate Court, which supports the First-instance Ruling and became effective immediately. As a result, the contingency was resolved and the payable for the litigation of RMB99.0 million was included in other current liabilities as of December 31, 2023.

In April 2024, the Group applied for a retrial to the Supreme People’s Court and received the ruling in January 2025, in accordance with which, the Supreme People’s Court awarded the Plaintiff monetary damages of 70% of RMB99.0 million and corresponding interests. Based on the ruling, the Group reversed the contingent expenses amount to RMB14,000, which resulted in a decrease in the other current liability of RMB14,000.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident and the litigation mentioned above, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

9.	Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

The Group believes it operates in three reportable segments: wealth management, asset management and, other business in historical periods. Starting from the fourth quarter of 2024, the Group has adopted a new set of segmentation that organizes net revenues in the new structure, including six business segments and headquarters to reflect the Group’s recent operational adjustments and organizational restructuring. The Group’s CODM has been identified as the chief executive officer, who reviews income (loss) from operations as segment profit/loss measurement to make decisions about allocating resources and assessing performance of the Group. Further, the Group’s CODM reviews and utilizes functional expenses or income, including compensation and benefits, selling expenses, general and administrative expenses, other operating expenses, provision for credit losses and government grants to manage the segments’ operations. The Group’s CODM does not review balance sheet information of the segments.

The financial information under the new segmentation presented does not include a retrospective recast of the financial information of the prior year in accordance with the new segmentation, as the new segmentation reflects the Company’s operational adjustments and organizational restructuring in 2024 and the costs and expenses in the Group’s consolidated statements of operations could not be re-allocated retrospectively under the new segmentation.

Segment information of the Group’s business is as follow:

	Year Ended December 31, 2023 (Amount in Thousands)
	Wealth Management Business	Assets Management Business	Other Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	1,072,838	–	–	1,072,838
Recurring service fees	707,580	–	–	707,580
Performance-based income	16,344	–	–	16,344
Other service fees	221,917	–	48,662	270,579

Total revenues from others	2,018,679	–	48,662	2,067,341

Revenues from funds Gopher manages
One-time commissions	13,732	2,633	–	16,365
Recurring service fees	398,226	714,624	–	1,112,850
Performance-based income	69,977	51,288	–	121,265

Total revenues from funds Gopher manages	481,935	768,545	–	1,250,480

Total revenues	2,500,614	768,545	48,662	3,317,821
Less: VAT related surcharges	(9,365)	(2,374)	(11,386)	(23,125)

Net revenues	2,491,249	766,171	37,276	3,294,696

Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(631,082)	(24,378)	–	(655,460)
Other compensations	(544,804)	(224,308)	(32,181)	(801,293)

Total compensation and benefits	(1,175,886)	(248,686)	(32,181)	(1,456,753)
Selling expenses	(370,861)	(88,827)	(26,090)	(485,778)
General and administrative expenses	(193,248)	(59,367)	(23,112)	(275,727)
(Provision for) reversal of credit losses	(910)	(921)	8,859	7,028
Other operating expenses, net	(44,042)	(3,348)	(65,116)	(112,506)
Government subsidies	103,597	21,638	1,720	126,955

Total operating cost and expenses	(1,681,350)	(379,511)	(135,920)	(2,196,781)

Income (loss) from operations	809,899	386,660	(98,644)	1,097,915

	Year Ended December 31, 2024 (Amount in Thousands)
	Wealth Management Business	Assets Management Business	Other Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	614,258	–	–	614,258
Recurring service fees	631,505	–	–	631,505
Performance-based income	47,841	–	–	47,841
Other service fees	141,631	–	44,477	186,108

Total revenues from others	1,435,235	–	44,477	1,479,712

Revenues from funds Gopher/Olive manages
One-time commissions	20,110	1,178	–	21,288
Recurring service fees	351,998	663,438	–	1,015,436
Performance-based income	1,089	103,809	–	104,898

Total revenues from funds Gopher/Olive manages	373,197	768,425	–	1,141,622

Total revenues	1,808,432	768,425	44,477	2,621,334
Less: VAT related surcharges	(7,726)	(1,081)	(11,545)	(20,352)

Net revenues	1,800,706	767,344	32,932	2,600,982

Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(531,172)	(31,351)	–	(562,523)
Other compensations	(534,031)	(213,668)	(39,229)	(786,928)

Total compensation and benefits	(1,065,203)	(245,019)	(39,229)	(1,349,451)
Selling expenses	(195,830)	(46,811)	(26,397)	(269,038)
General and administrative expenses	(184,688)	(70,795)	(41,268)	(296,751)
(Provision for) reversal of credit losses	(22,157)	(3,698)	1,973	(23,882)
Other operating expenses, net	(43,107)	(23,948)	(26,155)	(93,210)
Government subsidies	54,324	10,797	118	65,239

Total operating cost and expenses	(1,456,661)	(379,474)	(130,958)	(1,967,093)

Income (loss) from operations	344,045	387,870	(98,026)	633,889

	Year Ended December 31, 2024 (Amount in Thousands)
	Domestic public securities	Domestic asset management	Domestic insurance	Overseas wealth management	Overseas asset management	Overseas insurance and comprehensive services	Headquarters[1]	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	18,619	1,354	43,204	435,937	14,785	100,359	–	614,258
Recurring service fees	365,992	188,545	–	22,694	52,952	–	1,322	631,505
Performance-based income	38,058	4,908	–	–	4,875	–	–	47,841
Other service fees	–	–	–	89,846	–	38,507	57,755	186,108

Total revenues from others	422,669	194,807	43,204	548,477	72,612	138,866	59,077	1,479,712

Revenues from funds Gopher/Olive manages
One-time commissions	13,358	–	–	5,551	2,379	–	–	21, 288
Recurring service fees	56,441	556,742	–	120,669	281,584	–	–	1,015,436
Performance-based income	1,301	21,659	–	–	81,938	–	–	104,898

Total revenues from funds Gopher/Olive manages	71,100	578,401	–	126,220	365,901	–	–	1,141,622

Total revenues	493,769	773,208	43,204	674,697	438,513	138,866	59,077	2,621,334
Less: VAT related surcharges	(5,017)	(1,101)	(337)	–	–		(13,897)	(20,352)

Net revenues	488,752	772,107	42,867	674,697	438,513	138,866	45,180	2,600,982

Operating costs and expenses:
Compensation and benefits
Relationship managers compensation	(128,189)	(71,316)	(53,904)	(294,973)	(3,730)	(10,411)	–	(562,523)
Other compensations	(42,730)	(80,182)	(41,280)	(154,506)	(55,104)	(46,253)	(366,873)	(786,928)

Total compensation and benefits	(170,919)	(151,498)	(95,184)	(449,479)	(58,834)	(56,664)	(366,873)	(1,349,451)
Selling expenses	(8,429)	(10,574)	(5,599)	(106,175)	(22,321)	(12,177)	(103,763)	(269,038)
General and administrative expenses	(2,012)	(12,807)	(23,696)	(13,589)	(3,759)	(7,307)	(233,581)	(296,751)
Provision for credit losses	(88)	(10,083)	–	–	–	(7,307)	(6,404)	(23,882)
Other operating expenses	(1,771)	(23,829)	(449)	–	–	(9,944)	(57,217)	(93,210)
Government grants	13,448	10,796	479	–	–	–	40,516	65,239

Total operating costs and expenses	(169,771)	(197,995)	(124,449)	(569,243)	(84,914)	(93,399)	(727,322)	(1,967,093)

Income (loss) from operations	318,981	574,112	(81,582)	105,454	353,599	45,467	(682,142)	633,889

1	The financial information shown under “Headquarters” represents the revenues and operating cost and expenses generated by the Group’s headquarters which cannot be allocated to the six business segments.

The following table summarizes the Group’s revenues generated by the different geographic locations.

	Year Ended December 31, (Amount in Thousands)
	2023	2024
	RMB	RMB
Mainland China	1,884,393	1,369,258
Hong Kong	1,114,679	925,846
Others	318,749	326,230

Total revenues	3,317,821	2,621,334

The geographic information of the Group’s long-lived assets, including property and equipment and operating lease right-of-use assets, as of December 31, 2023 and 2024 is as follows:

	As of December 31, (Amount in Thousands)
	2023	2024
	RMB	RMB
Mainland China	2,578,814	2,427,113
Hong Kong	28,580	53,427
Others	13,824	22,822

Total long-lived assets	2,621,218	2,503,362

10.	Dividends

The 2022 final dividend, declared during the year ended December 31, 2023, amounted to approximately RMB177.5 million which were paid as of December 31, 2023.

The 2023 final dividend and non-recurring special dividend, declared during the year ended December 31, 2023, amounted to approximately RMB1,007.9 million which were paid as of December 31, 2024.

The board of directors of the Company recommended (i) a final dividend of RMB275.0 million (US$37.7 million) in respect of the year ended December 31, 2024, and (ii) a special dividend of RMB275.0 million (US$37.7 million), with an aggregate amount of the final dividend and special dividend of approximately RMB550.0 million (US$75.4 million). This recommendation is subject to the approval by the Company’s shareholders respectively at the forthcoming annual general meeting to be held on or around June 12, 2025.

Based on the number of issued Shares as of the date of this announcement, if declared and paid, (i) the final dividend will amount to RMB0.83 per share (tax inclusive) in respect of the year ended December 31, 2024, and (ii) the special dividend will amount to RMB0.83 per share (tax inclusive), both subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution.

DEFINITIONS, ACRONYMS AND GLOSSARY OF TECHNICAL TERMS

“2022 Share Incentive Plan”	the 2022 share incentive plan adopted at the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022

“ADS(s)”	American Depositary Shares (one ADS representing five Shares)

“Audit Committee”	the audit committee of the Company

“AUM”	the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For public securities investments, “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income

“Board”	the board of Directors

“Camsing Incident”	has the same meaning ascribed to it in the Prospectus

“CEO”	chief executive officer of the Company

“China” or “PRC”	the People’s Republic of China, excluding, for the purposes of this announcement only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires

“Company”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)”

“Consolidated Affiliated Entities” or “VIE(s)”	Noah Investment and its subsidiaries, all of which are controlled by our Company through the Contractual Arrangements

“Contractual Arrangements”	variable interest entity structure and, where the context requires, the agreements underlying the structure

“Corporate Governance Code”	the Corporate Governance Code set out in Appendix C1 of the Hong Kong Listing Rules

“Director(s)”	the director(s) of our Company

“GAAP”	generally accepted accounting principles

“Gopher” or “Gopher Asset Management”	Gopher Asset Management Co., Ltd. (歌斐資產管理有限公司), a limited liability company established under the laws of the PRC on February 9, 2012, and one of our Company’s Consolidated Affiliated Entities, or, where the context requires, with its subsidiaries collectively

“Group”, “our Group”, “the Group”, “Noah”, “our”, “us” or “we”	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HNW”	high net worth

“HNW clients”, “HNW investors” or “HNW individuals”	clients/investors/individuals with investable financial assets of no less than RMB6 million

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited

“IFRS”	International Financial Reporting Standards, as issued by the International Accounting Standards Board

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules

“Noah Investment”	Shanghai Noah Investment Management Co., Ltd. (上海諾亞投資管理有限公司), a limited liability company established under the laws of the PRC on August 26, 2005, and one of the Consolidated Affiliated Entities

“NYSE”	New York Stock Exchange

“Prospectus” the	Company’s prospectus published on June 30, 2022 in connection with its secondary listing on the Hong Kong Stock Exchange

“Reporting Period”	the year ended December 31, 2024

“RMB” or “Renminbi”	Renminbi yuan, the lawful currency of China

“SEC”	the United States Securities and Exchange Commission

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time

“Shanghai Gopher”	Shanghai Gopher Asset Management Co., Ltd. (上海歌斐資產管理有限公司), a limited liability company established in the PRC on December 14, 2012, and one of the Consolidated Affiliated Entities and significant subsidiaries

“Share(s)”	ordinary share(s) of par value of US$0.0005 each in the share capital of the Company prior to the Share Subdivision becoming effective and ordinary share(s) of par value of US$0.00005 each in the share capital of the Company upon the effectiveness of the Share Subdivision

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“Share Subdivision”	the share subdivision of the Company effective on October 30, 2023, pursuant to which the ordinary share of a par value of US$0.0005 each in the share capital of the Company were subdivided into ten (10) ordinary shares of a par value of US$0.00005 each in the share capital of the Company

“subsidiary” or “subsidiaries”	has the meaning ascribed thereto in section 15 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time

“transaction value”	the aggregate value of the investment products we distribute during a given period

“Noah Upright”	Noah Upright Fund Distribution Co., Ltd. (諾亞正行基金銷售有限公司), a limited liability company established under the laws of the PRC on November 18, 2003, and one of the Consolidated Affiliated Entities and significant subsidiaries

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“U.S. dollars”, “USD” or “US$”	United States dollars, the lawful currency of the United States

“U.S. GAAP”	accounting principles generally accepted in the United States of America

“%”	per cent

*	For the purposes of this announcement only, the terms “domestic” and “overseas” refer to the Group’s operations in mainland China and outside of mainland China, respectively.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.noahgroup.com). The annual report for the year ended December 31, 2024 containing all the information required by Appendix D2 of the Hong Kong Listing Rules will be dispatched only to the Shareholders as per the Company’s corporate communications arrangement and made available for review on the same websites in due course.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, March 26, 2025

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.